Exhibit 99.3

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
Qualification:	33.754.482/0001-24

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,203,261	14.11	14.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,290,261	14.15	14.15

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register:
Qualification:	01.912.197/0001-06

Opening Balance

Security/	Characteristic of				% interest
Derivative	Security		Number		Same kind		Total
Share	Common		2,877,262		1.39		1.39

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	BANIF	Sell	09/19/2008	424,800	40.44	17,203,116.93
Share	Common	BANIF	Sell	09/22/2008	105,500	40.79	4,312,786.90
Share	Common	BANIF	Sell	09/23/2008	7,900	39.94	315,462.00
Share	Common	BANIF	Sell	09/24/2008	27,500	39.47	1,084,581.00
Share	Common	BANIF	Sell	09/25/2008	25,000	39.00	972,682.97

Closing Balance

Security/	Characteristic of				% interest
Derivative	Security		Number		Same kind		Total
Share	Common		2,286,562		1.10		1.10

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register:
Qualification:	34.053.942/0001-50

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register:
Qualification:	00.493.916/0001-20

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register:
Qualification:	42.271.429/0001-63

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register:
Qualification:	34.269.803/0001-68

Opening Balance

Security/					% interest
Derivative	Characteristic of Security		Number		Same kind	Total
Share	Common		2,144,607		1.04	1.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	JP Morgan CCVM SA	Sell	09/01/2008	15,000	41.23	618,500
Share	Common	Credit Suisse (Brasil) S/A CTVM	Sell	09/02/2008	5,800	41.27	239,373
Share	Common	JP Morgan CCVM SA	Sell	09/08/2008	5,000	40.50	202,500
Share	Common	Credit Suisse (Brasil) S/A CTVM	Sell	09/09/2008	12,300	39.53	486,280
Share	Common	JP Morgan CCVM SA	Sell	09/11/2008	29,000	41.44	1,201,680
Share	Common	JP Morgan CCVM SA	Sell	09/12/2008	10,200	42.61	434,592

Closing Balance

Security/					% interest
Derivative	Characteristic of Security		Number		Same kind	Total
Share	Common		2,067,307		1.00	1.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nildemar Secches	General Taxpayers’ Register:
Qualification: President of the Board of Directors and CFO	589.461.528-34

Opening Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Francisco Ferreira Alexandre	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	301.479.484-87

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Jaime Hugo Patalano	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	011.141.237-49

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	035.541.738-35

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	253.571.747-68

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Maurício Novis Botelho			General Taxpayers’ Register:
Qualification: Member of the Board of Directors			044.967.107-06

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/					% interest
Derivative	Characteristic of Security		Number		Same kind		Total
Share	Common		1		0.00		0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	344.079.289-72

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,555,810	4.62	4.62

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,486,710	4.58	4.58

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Rami Naum Goldfajn	General Taxpayers’ Register:
Qualification: Member of the Board of Directors	942.673.597-68

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Wang Wei Chang	General Taxpayers’ Register:
Qualification: Senior Advisory Board	534.698.608-15

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register:
Qualification: Supply Chain Officcer	489.093.519-34

Opening Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register:
Qualification: Business Development Officer	522.156.958-20

Opening Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register:
Qualification: Institutional Relations Officer	118.108.076-20

Opening Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of	% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,555,810	4.62	4.62

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,486,710	4.58	4.58

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	75,216,677	36.34	36.34

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	BANIF	Sell	09/19/2008	424,800	40.44	17,203,116.93
Share	Common	BANIF	Sell	09/22/2008	105,500	40.79	4,312,786.90
Share	Common	BANIF	Sell	09/23/2008	7,900	39.94	315,462.00
Share	Common	BANIF	Sell	09/24/2008	27,500	39.47	1,084,581.00
Share	Common	BANIF	Sell	09/25/2008	25,000	39.00	972,682.97
Share	Common	JP Morgan CCVM SA	Sell	09/01/2008	15,000	41.23	618,500
Share	Common	Credit Suisse (Brasil) S/A CTVM	Sell	09/02/2008	5,800	41.27	239,373
Share	Common	JP Morgan CCVM SA	Sell	09/08/2008	5,000	40.50	202,500
Share	Common	Credit Suisse (Brasil) S/A CTVM	Sell	09/09/2008	12,300	39.53	486,280
Share	Common	JP Morgan CCVM SA	Sell	09/11/2008	29,000	41.44	1,201,680
Share	Common	JP Morgan CCVM SA	Sell	09/12/2008	10,200	42.61	434,592

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	74,548,677	36.02	36.02

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00